September 11, 2014

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Centene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed July 22, 2014
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filing. The Staff’s comments were provided to the Company on August 28, 2014.

We have included your comments in italics and bold for ease of reference followed by our response to those comments.

Form 10-Q for the Quarterly Period Ended June 30, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Health Insurer Fee Expense, page 24

1. You state that you recorded $59.8 million of revenue in premium tax and health insurer fee revenue associated with the accrual for the reimbursement of the health insurer fee. Please tell us precisely what this revenue represents and the basis with reference to authoritative literature for your accounting treatment.

The Company provides services primarily through Medicaid and other state and federal programs for the uninsured. Premium rates for the majority of the Company’s business are established by each state. The Health Insurer Fee (HIF) assessed as part of the Patient Protection and Affordable Care Act (ACA) requires us to pay a non-deductible fee of approximately $125.3 million related to the revenue recorded for the majority of the Company’s business. In order to maintain actuarial soundness related to the Company’s premium rates, we have sought to execute separate binding agreements from our state customers for the reimbursement of the HIF beginning January 1, 2014.

As disclosed on page 22 of our Form 10-Q for the quarterly period ended June 30, 2014, the Company has received signed agreements from 14 of 17 applicable state customers for the reimbursement of the annual HIF. The agreements for reimbursement not only include the fee itself but also include a “gross-up” to reflect the non-tax deductible nature of the fee. As a result of receiving these 14 agreements, the Company recorded $59.8 million of revenue in Premium Tax and Health Insurer Fee revenue during the six months ended June 30, 2014. The revenue recorded represents the recognition of revenue on a straight line basis associated with the 14 executed agreements. This is consistent with the expense recognition of the HIF. The Company expects to reach similar agreements with the remaining state customers to maintain actuarial soundness. However, the Company’s policy is to recognize revenue only after receiving a legally binding agreement from those state customers.

The Company has recognized the revenue associated with the reimbursement of the HIF as it has met the revenue recognition requirements of ASC 605-10-S99.

Specifically, the Company recognized revenue based on:

•Receiving legally binding agreements from our state customers representing evidence of these arrangements;
•Services have been rendered through the delivery of health insurance in 2014;
•The price is fixed or determinable as the HIF and tax rates are known; and,
•Collectibility is reasonably assured.

Additionally, in accordance with ASC 944-605-25, premiums subject to adjustment shall be recognized if the ultimate premium can be reasonably estimated. The Company believes the requirement under ASC 944 is substantially similar to the requirement to be fixed or determinable under ASC 605. As a result, revenue recognized under either standard would be the same.

2. Please provide us with your accounting policy for the risk corridor, reinsurance and risk adjustment ("three Rs") that you reference on page 31. Please also tell us the amounts you have recorded for each item as well as for the reinsurance fee assessment.

The ACA established risk spreading premium stabilization programs effective January 1, 2014 for the Health Insurance Marketplace product. These programs, commonly referred to as the “three Rs,” include a temporary risk corridor program, a transitional reinsurance program, and a permanent risk adjustment program. The Company’s accounting policies for the programs are as follows:

Risk Adjustment

The permanent risk adjustment program established by the ACA transfers funds from qualified individual and small group insurance plans with below average risk scores to those plans with above average risk scores within each state. The Company estimates the receivable or payable under the risk adjustment program based on its estimated risk score compared to the state average risk score. The Company may record a receivable or payable as an adjustment to Premium revenue to reflect the year to date impact of the risk adjustment based on its best estimate. The Company expects to refine its estimate as new information becomes available.

Reinsurance

The ACA established a transitional three-year reinsurance program whereby the Company’s claims costs incurred for qualified members will be reimbursed when they exceed a specific threshold ($45,000 with 80% coinsurance). When qualified member claims costs exceed the threshold, the Company is entitled to certain reimbursements from this program. The Company accounts for reinsurance recoveries as a reduction of Medical Costs based on each individual case that exceeds the reinsurance threshold established by the program.

Risk Corridor

The temporary, three-year risk corridor program established by the ACA applies to qualified individual and small group health plans operating both inside and outside of the Health Insurance Marketplace. The risk corridor program limits the Company’s gains and losses in the Health Insurance Marketplace by comparing certain medical and administrative costs to a target amount and sharing the risk for allowable costs with the federal government. Allowable medical costs are adjusted for risk adjustment settlements, transitional reinsurance recoveries, and cost sharing reductions received from the federal government. The Company records a risk corridor receivable or payable as an adjustment to Premium Revenue on a year to date basis based on where its estimated annual costs fall within the risk corridor range.

Additionally, the ACA established a minimum annual medical loss ratio for the Health Insurance Marketplace. Each of the three R programs described above are taken into consideration to determine if the Company’s estimated annual medical costs are less than the minimum loss ratio and require an adjustment to Premium revenue to meet the minimum medical loss ratio. For the six months ended June 30, 2014, the Company’s medical costs exceeded the minimum required by the minimum annual medical loss ratio.

For the six months ended June 30, 2014, the Company recorded Premium revenue of $0.8 million associated with the risk corridor and a reduction of Medical Costs of $0.8 million associated with the reinsurance program. Based on the Company’s current best estimate, no amounts were recorded related to the risk adjustment program.

For the six months ended June 30, 2014, the Company also recorded expense related to the reinsurance fee assessments of $1.6 million applicable to the individual insurance coverage and self-funded employee medical plan.

Acknowledgment

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ William N. Scheffel

William N. Scheffel
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Michael F. Neidorff, Centene Corporation
Mr. Dan Rockwood, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP